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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	Expires: October 31, 2018
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FORM 12b-25	SEC FILE NUMBER
000-55038

CUSIP NUMBER
NOTIFICATION OF LATE FILING	81517W105

(Check one):	☑	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: December 31, 2017

	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SeD Intelligent Home Inc.
Full Name of Registrant

N/A
Former Name if Applicable

4800 Montgomery Lane, Suite 210
Address of Principal Executive Office (Street and Number)

Bethesda, MD 20814
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On December 29, 2017, SeD Intelligent Home Inc. (referred to herein as the “Company” or the “Registrant”), SeD Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Company (the “Merger Sub”), SeD Home, Inc. (“SeD Home”), a Delaware corporation, and SeD Home International, Inc., a Delaware corporation entered into an Acquisition Agreement and Plan of Merger pursuant to which the Merger Sub was merged with and into SeD Home, with SeD Home surviving as a wholly-owned subsidiary of the Company. The closing of this transaction (the “Closing”) also took place on December 29, 2017 (the “Closing Date”). Prior to the Closing, SeD Home International, Inc. was the owner of 100% of the issued and outstanding common stock of SeD Home and was also the owner of 99.96% of the Company’s issued and outstanding common stock. The Company acquired all of the outstanding common stock of SeD Home from SeD Home International, Inc. in exchange for issuing to SeD Home International, Inc. 630,000,000 shares of the Company’s common stock. Accordingly, SeD Home International, Inc. remains the Company’s largest shareholder, and the Company is now the sole shareholder of SeD Home.

Since SeD Home is the acquiring entity for accounting purposes, the financial statements for all periods up to and including December 29, 2017 are the financial statements of the entity that is now the Company’s subsidiary, SeD Home. The financial statements for all periods subsequent to December 29, 2017 are the consolidated financial statements of the Company and SeD Home.

The Registrant is unable to file its Annual Report on Form 10-K for the period ended December 31, 2017, within the prescribed time period because the Registrant was unable to complete the financial statements for the fiscal year ended December 31, 2017, reflecting the acquisition of SeD Home on December 29, 2017.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Rongguo (Ronald) Wei	(301)	971-3940
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☑	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☑	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described above, since SeD Home is the acquiring entity for accounting purposes, the financial statements for all periods up to and including December 29, 2017 are the financial statements of the entity that is now the Company’s subsidiary, SeD Home. The financial statements for all periods subsequent to December 29, 2017 are the consolidated financial statements of the Company and SeD Home.

As a result of the transactions described above, the Company is no longer a “shell company” as that term is defined in Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act and the Company’s business operations will now be those operations that SeD Home is currently conducting, and may conduct in the future.

SeD Intelligent Home Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 3, 2018		By:	/s/ Rongguo (Ronald) Wei
Name: Rongguo (Ronald) Wei
Title: Co-Chief Financial Officer